UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934

Tremisis Energy Acquisition Corporation II
(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)

89472N101
(CUSIP Number)

October 14, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 89472N101

1.		Name of Reporting Persons Malibu Partners, LLC

2.		Check the Appropriate Box if a Member of a Group	(a)	☐
			(b)	☐

3.	SEC Use Only

4.		Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power -0-

9.		Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.		Percent of Class Represented by Amount in Row (9) 0%

12.		Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 89472N101

1.		Name of Reporting Persons Malibu Capital Partners, LLC

2.		Check the Appropriate Box if a Member of a Group	(a)	☐
			(b)	☐

3.	SEC Use Only

4.		Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 500,000

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power -0-

9.		Aggregate Amount Beneficially Owned by Each Reporting Person 500,000

10.		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.		Percent of Class Represented by Amount in Row (9) 4.1%

12.		Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 89472N101

1.		Name of Reporting Persons Kenneth J. Abdalla

2.		Check the Appropriate Box if a Member of a Group	(a)	☐
			(b)	☐

3.	SEC Use Only

4.		Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,659,299

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power -0-

9.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,659,299

10.		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.		Percent of Class Represented by Amount in Row (9) 13.6%

12.		Type of Reporting Person IN

CUSIP No. 89472N101

1.		Name of Reporting Persons The Malibu Companies, LLC

2.		Check the Appropriate Box if a Member of a Group	(a)	☐
			(b)	☐

3.	SEC Use Only

4.		Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,159,299

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power -0-

9.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,159,299

10.		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.		Percent of Class Represented by Amount in Row (9) 9.5%

12.		Type of Reporting Person OO (Limited Liability Company)

SCHEDULE 13G

This Schedule 13G relates to the common stock, par value $0.0001 per share (“Common Stock”) of Tremisis Energy Acquisition Corporation II. (the “Issuer”) held by each of Malibu Partners, LLC, Kenneth J. Abdalla and The Malibu Companies, LLC (collectively, the “Reporting Persons”).  Of the 1,659,299 shares of Common Stock that are the subject of this Schedule 13G, voting rights to 500,000 shares are controlled directly by Malibu Partners, LLC and voting rights to 1,159,299 shares are owned directly by The Malibu Companies, LLC. Kenneth J. Abdalla is the managing member of each of Malibu Partners, LLC, Malibu Capital Partners, LLC and The Malibu Companies, LLC and has voting power with respect to all 1,659,299 shares of Common Stock that is subject to this report.

Item 1.	(a)	Name of Issuer.

Tremisis Energy Acquisition Corporation II

	(b)	Address of Issuer’s Principal Executive Offices.

Tremisis Energy Acquisition Corporation II 307 East 87th Street New York, NY, 10028

Item 2.	(a)	Name of Person Filing.

Malibu Partners, LLC
Malibu Capital Partners, LLC
Kenneth J. Abdalla
The Malibu Companies, LLC

	(b)	Address of Principal Business Office.

15332 Antioch street #528 Pacific Palisades, CA 90272

	(c)	Place of Organization.
Malibu Partners, LLC is a limited liability company organized under the laws of the state of California
Malibu Capital Partners, LLC is a limited liability company organized under the laws of the state of California
The Malibu Companies, LLC is a limited liability company organized under the laws of the state of California

Citizenship.

Kenneth J. Abdalla is a United States citizen.

	(d)	Title Class of Securities.

Common Stock, $0.0001 par value per share

	(e)	CUSIP Number.
CUSIP No. 89472N101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

	(a)	☐	Broker or dealer registered under Section 15 of the Act.

	(b)	☐	Bank as defined in Section 3(a) (6) of the Act.

	(c)	☐	Insurance company as defined in Section 3(a) (19) of the Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)	☐	An investment adviser in accordance with § 240.13d-1 (b) (1) (ii) (E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1 (b) (1) (ii) (F).

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1 (b) (1) (ii) (G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) 14 of the Investment Company Act of 1940.

	(j)	☐	Group, in accordance with § 240.13d-1 (b) (1) (ii) (J).

Item 4.	Ownership.

	(a)	Amount Beneficially Owned

1,659,299 shares of Common Stock

	(b)	Percent of Class

13.6%

	(c)	Number of Shares as to which the persons have

		(i)	Sole power to vote or direct the vote
1,659,299
		(ii)	Shared power to vote or to direct the vote
-0-
		(iii)	Sole power to dispose or direct the disposition of
0
		(iv)	Shared power to dispose or direct the disposition of
-0-

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:   October 23, 2009

MALIBU PARTNERS, LLC

By:	/s/ Kenneth J. Abdalla
Name:	Kenneth J. Abdalla
Managing Member

MALIBU CAPITAL PARTNERS, LLC

By:	/s/ Kenneth J. Abdalla
Name:	Kenneth J. Abdalla
Managing Member

/s/ Kenneth J. Abdalla
Kenneth J. Abdalla

THE MALIBU COMPANIES, LLC

By:	/s/ Kenneth J. Abdalla
Name:	Kenneth J. Abdalla
Managing Member